November 5, 2012

H. Roger Schwall

Jennifer O’Brien

Ethan Horowitz

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 26, 2012

Response Letter Dated September 21, 2012

File No. 001-15006

Dear Mr. Schwall, Ms. O’Brien and Mr. Horowitz:

I refer to your letter to Mr. Zhou Mingchun, dated September 21, 2012, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2012 (the “2011 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated September 21, 2012 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 8

1.	We note you have disclosed “net cash flows from operating activities per share” and “net cash flows from operating activities per ADS.” It does not appear that the presentation of cash flow per share measures is appropriate. Please tell us how you considered the guidance of FRC 202.04 which states that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.

The Company acknowledged the guidance of FRC 202.04 which states that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results. In consideration of the Staff’s comments, the Company confirms that it will exclude this disclosure from future Form 20-F filings.

The disclosure of “net cash flows from operating activities per share” is made pursuant to the relevant annual report disclosure requirement of the China Securities Regulatory Commission. The annual report filed to the Chinese regulator has also been furnished to the SEC on Form 6-K. Hence, to maintain consistency and transparency of information provided to investors in three stock exchanges, the Company disclosed it in its 2011 20-F as well.

The annual reports that will be filed with the Shanghai and Hong Kong Stock Exchanges and also with the Commission through Form 6-K will continue to include this financial ratio to comply with local regulatory disclosure requirements as appropriate. These annual reports are historically published prior to filing of the Form 20-F.

Risk Factors, page 10

2.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (“PCAOB”) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.asp). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

The Company advises the Staff that it proposes to add the following risk factor in its future annual report on Form 20-F to be filed to the Commission:

“The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you do not have the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission and publicly traded in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because the auditors of our company are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the auditors of our company are not currently inspected by the PCAOB. As a result, investors do not have the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections.”

Exploration and Production, page 19

Reserves, page 19

3.	We note the disclosure per page 21 of your filing stating that the majority of your proved undeveloped reserves (“PUDs”) are “already scheduled to be developed within the next five years.” Please clarify this disclosure by clearly indicating that the majority of your PUD reserves are scheduled for development within five years after initial booking, as provided in Rule 4-10(a)(31)(ii) of Regulation S-X, if true, or otherwise clarify.

The Company advises the Staff that it will clarify the disclosure on page 21 in future Form 20-F filings as the following: “The majority of our proved undeveloped reserves are already scheduled for development within five years after initial booking.”

4.	We note the disclosure per page 21 of your filing stating that a portion of your natural gas PUDs are anticipated to take more than five years to be fully developed due to characteristics of the development projects and contractual or pipeline capacity restrictions. Item 1203(d) of Regulation S-K requires disclosure explaining the reasons why material amounts of PUDs remain undeveloped for five years or more after initial disclosure (e.g., significant front-end non-drilling capital expenditures). Please expand your disclosure to provide additional detail regarding the specific circumstances that are causing the development of these PUDs to take more than five years.

The Company advises the Staff that it proposes to expand the disclosure on page 21 in future Form 20-F filings by adding the following:

“Some of our natural gas proved undeveloped reserves are being developed more than five years after their initial disclosure primarily due to the effect of long-term natural gas supply contracts. The sale of natural gas produced from our reserves located in China is subject to our long-term contractual obligations to provide a stable supply of natural gas to customers. We sell all of the natural gas through our pipelines and under long-term supply arrangements with customers.

There are mainly two types of long-term supply arrangements. The first is multi-years supply contracts with terms ranging from 20 to 30 years that can be extended upon mutual agreement. The second type is renewable annual contracts. Majority of the natural gas produced from our gas fields in China is put into our nationwide, long-range pipeline system and sold to customers who have entered into multi-years supply contracts with us in the areas where the long-range pipeline system covers. A small portion of the natural gas produced by our company is put into local or internal pipeline systems and sold to customers in the areas adjacent to the company’s gas fields. These customers typically have formed de-facto long-term relationships with our company over the years and enter into supply contracts with us before the yearend to determine the amount of gas to be purchased for the next year, with such contracts being renewed every year. In general, our supply relationships with customers under the annual contracts have existed for more than ten years.

Mainly as a result of our contractual obligations to ensure long-term stable supply of natural gas to customers, we must maintain a relatively large amount of proved undeveloped natural gas reserves and develop them over an extended period of time, and in some cases longer than five years.”

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3 – Summary of Principal Accounting Policies, page F-8

(j) Leases, page F-14

5.	We note your disclosure stating that payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. To the extent these land use rights relate to your exploration and production activities, please tell us how you considered the guidance per paragraph 2(a) of IAS 17 which indicates that this standard does not apply to leases to explore for or use minerals, oil, natural gas, and similar non-regenerative resources.

The Company advises the Staff that the Company did not apply IAS 17 to leases of properties for exploration of minerals, oil, natural gas, and similar non-regenerative resources. The operating lease payments made to the PRC land authorities are for leases on land such as those for retail gas stations (rather than for land use rights to mineral properties for exploration or use of minerals, oil and natural gas). The payments made to obtain such mineral properties are recognized as oil and gas properties when incurred.

To more clearly describe the accounting policy, the Company proposes the following revisions in future Form 20-F filings:

“Payments made to the PRC’s land authorities to secure land use rights (excluding mineral properties) are treated as operating leases.”

Supplementary Information on Oil and Gas Exploration and Production Activities, page F-46 Capitalized Costs, page F-48

6.	We note you present information about oil and gas producing activities consistent with the disclosure requirements per FASB ASC 932-235 in accordance with Item 302(B) of Regulation S-K. Please tell us how you considered providing separate disclosure of capitalized costs incurred for unproved properties. In this regard, we note your disclosure on page F-26 that you have exploratory well costs classified within construction in progress in your Property, plant and equipment line item. Refer to FASB ASC 932-235-50-14.

The Company advises the Staff that FASB ASC 932-235-50-14 requires capitalized costs of unproved properties to be separately disclosed only if such amounts are significant.

As at the end of December 31, 2011, 2010 and 2009, the capitalized costs incurred for unproved properties amounted to RMB 29,762 million, RMB 37,292 million and RMB 17,221, respectively, representing 2%, 3% and 2% of total capitalized costs, respectively.

As the capitalized costs of unproved properties are not significant, the Company has not separately disclosed the capitalized costs for unproved properties.

Additionally, please address the apparent discrepancy in disclosures between page 50, which states “We have no costs in unproved properties capitalized in oil and gas properties;” with page F-12, which states the “Group does not have any significant costs of unproved properties capitalized in oil and gas properties.”

The Company will amend the disclosure on page 50 to make it consistent with that disclosed under note 3 (i) to the financial statements on page F-12 in future Form 20-F filings.

Costs Incurred for Property Acquisitions, Exploration and Development Activities, page F-48

7.	Please tell us how you considered the guidance per FASB ASC 932-235-50-18 which requires separate disclosure of property acquisition costs and exploration costs.

Historically, the Company did not incur any significant property acquisition costs. The property acquisition costs incurred in each of the fiscal years ended December 31, 2011, 2010 and 2009 were approximately RMB 0.5 billion, RMB 14.9 billion and nil, respectively.

The table below sets forth the proportion of the property acquisition costs incurred in each of the fiscal years ended December 31, 2011 and 2010 relative to the total costs incurred for property acquisition, exploration and development activities, total capitalized costs and net capitalized costs as at the end of respective fiscal years.

	2011		2010
	RMB millions	%	RMB millions	%
Property acquisition costs	511	—	14,949	—
Total costs incurred for property acquisition, exploration and development activities	163,788	0.31	167,325	8.93
Total capitalized costs at December 31	1,232,944	0.04	1,100,279	1.36
Net capitalized costs at December 31	721,848	0.07	665,778	2.25

The acquisition in fiscal year ended December 31, 2010 related to acquisition of unproved properties and hence it does not have any impact on the Company’s supplementary reserve information that only disclosed proved reserves.

The Company confirms that the property acquisition costs for the fiscal years ended December 31, 2011 and December 31, 2010 have been included in the total capitalized costs as at December 31, 2011 and December 31, 2010.

On the basis of the foregoing, the Company believes the omission of the property acquisition costs incurred in the fiscal years ended December 31, 2011 and December 31, 2010 as a separate disclosure item did not materially affect the information presented in the supplementary reserve information. Additionally, the Company confirms that it will separately disclose any significant acquisition costs and exploration costs in future Form 20-F filings.

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The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me if you have additional questions or require additional information. In addition, you may also contact Mr. Mao Zefeng (maozf@petrochina.com.cn; phone number: +86.10.59986262; fax number: +86.10.62099556) or our attorneys, Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099) and Chris Chen (chris.chen@shearman.com; telephone: +86.10.5922.8031; fax: +86.10.6563.6000), if you have any question about the Company’s 20-F in the future.

Very truly yours,

/s/ Li Hualin
Name:	Li Hualin
Title:	Company Secretary